EXHIBIT 99.1

Ecopetrol and Talisman announce the commercial viability of the Akacías area in Block CPO-09

•         55% of the production is owned by Ecopetrol and 45% by Talisman

•         The original oil in place is initially estimated at 1.3 billion barrels and a recovery factor of at least 10% is estimated.

•         Ecopetrol estimates an initial incorporation of 35 million barrels of reserves.

•         1.5 million barrels of heavy crude were produced in the tests.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP), operator of the CPO-09 heavy oil block, which is jointly developed with the Canadian firm Talisman Energy Inc., informs that it declared the initial commercial viability of the Akacías area to the National Hydrocarbons Agency (the “ANH”).

The area, located within the block CPO-09, is in the Acacías municipality in the Meta Department.

The original oil in place is estimated to reach at least 1.3 billion barrels with an estimated minimum 10% recovery factor.

Pursuant to Ecopetrol’s development plan, as initially approved, we estimate an initial incorporation of 35 million barrels of reserves (including royalties). 55% of such reserves are owned by Ecopetrol, under its participating interest in the contract.

With the declaration of commercial viability and upon obtaining the applicable environmental permits, the development and production is expected to begin in an area covering 9,825 hectares. The extension of Akacías makes up for 4.7% of the total CPO-09 Block (208,248 hectares), whose partners continue their exploration activity in search of more hydrocarbon reserves.

Akacías is adjacent to Ecopetrol’s major direct-operations area, with its fields Castilla, Chichimene and Apiay currently producing 215,000 boe. which represents an important synergy for the development of the new area whose commercial viability was declared.

Ecopetrol’s CEO, Javier Gutiérrez Pemberthy stated that “Akacías constitutes one of the major exploration achievements in recent years in Colombia and clearly shows the heavy crude potential in the area of Llanos, which is the focus of the exploratory campaign to reach Ecopetrol’s target of producing 1 million of clean barrels in 2015 and 1.3 million barrels in 2020. We should continue working together with our partner, Talisman Colombia, in the assessment and development not only of Akacías, but also of the potential existing across all the licensed area.”

Hal Kvisle, President and CEO of Talisman stated that “we are very pleased to work with Ecopetrol, as our partner and operator of Block CPO-9, in the important Akacías oil field discovery, and we are very encouraged by the results already obtained. We should proceed to agree a development plan and to obtain the required environmental permits. This important milestone reflects a significant step towards the realization of our business in Colombia.”

Nine wells have been drilled up to now as part of the the Akacías area delimitation campaign. The discovery well (Akacías-1) was drilled at the end of 2010, while extended production tests began in May 2011 reaching an average production of 2,000 Bpd. The cumulative production reached 1.5 million barrels of crude with API gravity between 7 and 9.

The total current average production of the tested wells is 5,500 boe and Ecopetrol estimates reaching a production volume of 25,000 boe by the end of 2015.

Foreseen activities for the development of the block should continue being performed with the highest environmental and social standards, in line with the corporate social responsibility policies in place at both partner companies.

The reserves corresponding to Ecopetrol should form part of the Company’s total reserves by the end of December, once the certification is completed by the independent firms responsible for this process. It is worth clarifying that the audited volume of reserves shall be officially submitted in the Resource & Reserves Statement (IRR, for its acronym in Spanish) to the ANH in the first quarter of 2014.

Bogotá D.C., December 9, 2013

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Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 40 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

Investor Relations Director

Alejandro Giraldo

Phone: +571-234-5190

Fax: +571-234-5628

e-mail: investors@ecopetrol.com.co